

May 11, 2010

Mr. Robert H. Joseph Jr.
Chief Financial Officer
AllianceBernstein Holding LP
1345 Avenue of the Americas
New York, NY 10105

**Re:**      **AllianceBernstein Holding L.P.**
**AllianceBernstein L.P.**
**Form 10-K for the year ended December 31, 2009**
**File Nos. 1-9818 and 0-29961**

Dear Mr. Joseph:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis, page 33</u>

<u>AllianceBernstein, page 36</u>

<u>Investment Advisory and Services Fees, page 39</u>

1.  We note that investment advisory and services fees are the largest component of your revenues. As such, it appears a robust discussion of these fees is necessary for an investors understanding of your period to period changes in these fees. As such, please revise future filings to include a more specific and comprehensive discussion of the factors impacting investment advisory and services fees. We have the following comments in this regard:
    *   Comprehensively discuss the material components underlying the changes in assets under management for each period presented for each distribution channel and

investment service.  Specifically, provide a detailed analysis of the factors contributing to the gross inflows and outflows and performance of your funds.  For your discussion of the performance impact on assets under management, you may need to discuss the specific performance of your material funds or investment services.  Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

- You indicate in your risk factor on page 18 that throughout 2008, and in particular during the fourth quarter, you underperformed benchmarks in virtually all of your investment services, in some cases by substantial amounts. In so doing, you failed to meet client expectations, which contributed to net outflows across each of your three buy-side distribution channels in 2008 and 2009. Although your investment performance improved significantly in 2009, you continued to experience net outflows in each of our three buy-side distribution channels, particularly in the Institutions channel.  Please comprehensively revise the discussion of your investment and advisory fees to address the information you have provided in this risk factor.  It appears that a discussion of your rates of returns for each of your investment services and their corresponding benchmarks may be necessary for an investor's understanding of changes in your assets under management as well as your investment and advisory fees.

- Quantify and discuss the changes in your investment and advisory fees as it relates to changes in average assets under management separately from the impact of shifts in product mix.

- We note your presentation of average assets under management by distribution channel and investment service on page 37.  You indicate that fee income generally increases or decreases as average assets under management increase or decrease and is therefore impacted by the amount and timing of market appreciation or deprecation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchase and redemptions of mutual fund shares, and shifts of assets between accounts and products with different fee structures.  As such, provide a comprehensive discussion of the changes in such average balances from period to period with reference to the above factors which you have identified as potentially impacting average assets under management.

- You indicate on page 8 that you the percentage fees you charge vary, in part, with the type of investment service.  Please disclose the differing fee structures for each type of investment service, include a range of fees charged, and quantify how changes in average assets under management for each of your investment services impacted your investment advisory and services fees you recognized in each period presented.

Mr. Robert H. Joseph Jr.
AllianceBernstein Holding L.P.
May 11, 2010
Page 3

2.  Please disclose the extent of any significant decline in assets under management
    subsequent to the balance sheet date but prior to the filing of your Form 10-K or 10-Q. To
    the extent that you experienced a significant decline in assets under management
    subsequent to the balance sheet date but prior to the filing of your Form 10-K or Form
    10-Q, please quantify the portion of the decline that was attributable to performance as
    opposed to redemptions.  Please also disclose which investment services were most
    significantly impacted.  Refer to Item 303(A) (3)(ii) of Regulation S-K for guidance.

Distribution Revenues, page 40

3.  Please expand your discussion of distribution revenues to provide a more robust
    discussion of your average mutual funds asset under management.  Please expand your
    disclosures to address why the 27.6% decline in distribution revenues for 2009 was less
    severe than the 31.1%  decline in investment advisory and services fees for 2009 but the
    20.1% decline in distribution services for 2008 was more severe than the 16.1 % decline
    in investment advisory and services fees for 2008.

Bernstein Research Services, page 40

4.  Please expand your discussion of research services revenue to provide more insight into
    the transaction charges received for providing equity research and brokerage-related
    services to institutional investors.  Quantify and discuss the changes in your revenues
    earned for providing equity research separately from your brokerage-related services.
    Quantify the number of transactions and the combined value of these transactions for
    each period presented.  To the extent material, separately quantify the impact of revenues
    from higher volumes in the U.S. and Europe from the declines due to the mix shift and
    lower security valuations in Europe where trades are priced on basis points.

Investment Gains (Losses), page 40

5.  Please substantially revise your disclosure to provide a robust discussion and analysis of
    net gains (losses) from investment activities for each period presented such that investors
    understand the material factors affecting the amounts recognized and any material
    uncertainties or trends that may impact future results.  In this regard, it would appear
    appropriate to separately discuss the gross realized gains, gross realized losses, gross
    unrealized gains, and gross unrealized losses for both your trading investments and
    investments owned by your consolidated venture capital fund.  It may also be necessary
    to provide a detailed discussion of some of your more material investments to fully
    analyze the components of this line item.  Refer to Item 303(A)(3) of Regulation S-K and
    the corresponding instructions and Section 501.12 of the Financial Reporting
    Codification for guidance.

Employee Compensation and Benefits, page 41

6.  We note that employee compensation represented approximately 56%, 56% and58% of total expenses in 2009, 2008 and 2007.  Further discuss changes in employee compensation as a percentage of revenues.  In addition, explain to investors the incentive compensation component and the correlation to "mark to market gains on related investments".  In this regard, we note that while this components increased in 2009 and decreased in 2008, your total employee compensation decreased in 2009 and increased in 2008.

Promotion and Servicing, page 41

7.  With regard to your promotion and servicing expenses, separately quantify and discuss changes related to distribution plan payments to financial intermediaries for distribution of AllianceBernstein mutual funds from the amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares of AllianceBernstein mutual funds.  To the extent material, also discuss changes in expenses related to travel and entertainment, advertising, promotional materials, etc.

General and Administrative, page 42

8.  Separately quantify and discuss the changes in the material expense categories underlying general and administrative expenses for each period presented.

Net Income of Consolidated Entities Attributable to Non-Controlling Interests, page 42

9.  Separately quantify and discuss the changes in net income of consolidated entities attributable to the 90% noncontrolling interest of your consolidated venture capital fund from your 50% interest in consolidated joint ventures.  Discuss why there were higher gains on investments owned by your venture capital fund and why there were lower joint venture earnings.

Capital Resources and Liquidity, page 43

10. Provide a comprehensive discussion of your cash flows from operating, investing and financing activities.  Reference Item 303(a) of Regulation S-K and release No. 33-8350.

11. We note the tabular presentation of select items related to capital resources and liquidity and your limited textual discussion of certain of these items as presented below the table. Further expand your discussion to address the changes in the material components you have identified such as distributions paid to General Partners and unitholders and Available Cash Flow.

12. We also note your tabular presentation of select items includes cash flows from operations. While we note that information is useful, we believe it should be considered in the framework of a statement of cash flows which reflects management's decisions as to the use of these cash flows and the external sources of capital used. Therefore, presentation of one part of a cash flow statement should be avoided. Refer to FRC 202.03 and revise future filings accordingly.

Critical Accounting Estimates, page 45

13. Tell us what consideration you gave to identifying your principals of consolidation as a critical accounting policy in order to provide your investors with sufficient insight as to how you determined which management agreements and other financial arrangements with entities that hold client assets under management represent variable interest entities and further whether you are the primary beneficiary of these entities. In this regard, we note that on a quarterly basis you review these agreements and arrangements to determine the variable interest entities that you are required to consolidate. In this regard, we also note your adoption of ASU 2009-17 Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities as of January 1, 2010.

Compensation Discussion and Analysis, page 104
Factors Considered when Determining Executive Compensation, page 106

14. Although quantitative targets for subjective or qualitative assessments may not be required, please provide insight of how qualitative inputs are translated into objective pay determinations. With respect to the bullet point disclosure on pages 106-107 relating to the business and operational goals established in 2009, we would expect to see discussion of how the individual performance relative to the business and operation goals correlated to compensation decisions in 2009. If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions and payouts. Please advise. See Item 402(b)(2)(vii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Sr. Asst. Chief Accountant